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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)*


                              Chrysler Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   171196 10 8
                           ---------------------------
                                 (CUSIP Number)


                              Stephen Fraidin, P.C.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York  10004
                                 (212) 859-8140
- --------------------------------------------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 31, 1995
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Amendment No. 15 amends and supplements the Statement on Schedule 13D
(the "Schedule 13D") filed on behalf of Kirk Kerkorian, Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Mr. Kerkorian, and Lee Iacocca (Mr. Kerkorian, Tracinda, and Mr. Iacocca are collectively referred to hereinafter as the "Filing Persons"), relating to the common stock, par value $1.00 per share, of Chrysler Corporation, a Delaware corporation (the "Company"). A copy of the Joint Filing Agreement among the Filing Persons was previously filed as an Exhibit to the Schedule 13D. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     The purpose of this Amendment No. 15 is to amend and restate in its entirety Amendment No. 14 to the Schedule 13D, which was filed on May 31, 1995. The press release, a copy of which is filed as an exhibit to this Amendment No. 15, was listed as an exhibit to Amendment No. 14, but was inadvertently omitted from that filing.

     1. Item 4 of the Schedule 13D, "Purpose of Transaction," and Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," are hereby amended and supplemented to add the following:
                                   *    *    *

          On May 31, 1995, Tracinda issued a press release, a copy of which is included as an Exhibit to this Amendment, and which is incorporated herein by reference.

          Except as expressly amended and supplemented hereby, the text of Item 4 and Item 6 of the Schedule 13D remains in effect without modification.

     2. Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:
                                    *   *   *

          Item 7.   MATERIAL TO BE FILED AS AN EXHIBIT.

          Press release issued May 31, 1995.

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TRACINDA CORPORATION


                                   By: /s/  Anthony L. Mandekic
                                       ----------------------------------
                                       Anthony L. Mandekic
                                       Secretary/Treasurer





Dated:  June 1, 1995